

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2008

Mr. Vladimir Fedyunin
Chief Executive Officer
 and Chief Financial Officer
Vanguard Minerals Corporation
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

>   **RE: Vanguard Minerals Corporation (frmly Knewtrino, Inc.)**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Form 10-QSB for Fiscal Quarters Ended March 31, 2007,**
>   **June 30, 2007 and September 30, 2007**
>   **File No. 000-51640**

Dear Mr. Fedyunin:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director